July 26, 2019

Michael P. O'Hara
Chief Financial Officer
Armada Hoffler Properties, Inc.
222 Central Park Avenue, Suite 2100
Virginia Beach, VA 23462

       Re: Armada Hoffler Properties, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed February 28, 2019
           File No. 001-35908

Dear Mr. O'Hara:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities